Exhibit (a)(1)(x)
Erie Acquisition Inc. Announces Completion of
Erie Family Life Insurance Company Tender Offer
     ERIE, Pa., May 25 /PRNewswire-FirstCall/ — Erie Acquisition Inc., which is owned by Erie Indemnity Company (Nasdaq: ERIE) and Erie Insurance Exchange, announced today that it has completed its cash tender offer and accepted all shares of Erie Family Life Insurance Company (OTC Bulletin Board: ERIF) tendered for $32.00 per share. The tender offer expired, as scheduled, at 11:59 p.m., Eastern Time, on May 24, 2006.
     A total of 1,416,680 shares of Erie Family Life Insurance Company common stock were tendered, which exceeded the 1,033,345 shares required as the Minimum Condition. The shares tendered in the offer, together with the shares already owned, represent 90.12% of the outstanding shares of Erie Family Life Insurance Company common stock and are sufficient to enable Erie Acquisition Inc. to effect a short-form merger with Erie Family Life Insurance Company.
     This press release is intended for informational purposes only and is not an offer to purchase, a solicitation of an offer to sell or a recommendation to sell any shares of Erie Family Life Insurance Company common stock.
     Erie Indemnity Company provides management services to the member companies of the Erie Insurance Group, which includes the Erie Insurance Exchange, Flagship City Insurance Company, Erie Insurance Company, Erie Insurance Property and Casualty Company, Erie Insurance Company of New York and Erie Family Life Insurance Company.
     According to A.M. Best Company, Erie Insurance Group, based in Erie, Pennsylvania, is the 15th largest automobile insurer in the United States based on direct premiums written and the 22nd largest property/casualty insurer in the United States based on total lines net premium written. The Group, rated A+ (Superior) by A.M. Best Company, has almost 3.8 million policies in force and operates in 11 states and the District of Columbia. Erie Insurance Group ranked 421 on the FORTUNE 500 and Erie Indemnity Company is included in Forbes Magazine’s PLATINUM 400 list of the best-managed companies in America.
     News releases and more information about Erie Insurance Group are available at http://www.erieinsurance.com.
     “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain forward-looking statements contained herein involve risks and uncertainties. These statements include certain discussions relating to management fee revenue, cost of management operations, underwriting, premium and investment income volume, business strategies, profitability and business relationships and the Company’s other business activities during 2006 and beyond. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and similar expressions. These forward-looking statements reflect the Company’s current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Many of the factors that will determine future events or achievements are beyond our ability to control or predict.